Exhibit 99.1

Freight Technologies Announces Extinguishment of $1.1M of Outstanding Debt and Convertible Notes

HOUSTON, September 3, 2024 — Freight Technologies, Inc. (Nasdaq: FRGT, “Fr8Tech” or the “Company”), a technology company offering its custom-developed Fr8App, an industry-leading freight-matching platform powered by AI and machine-learning that offers a real-time portal for B2B cross-border and domestic shipping within the USMCA region, today announced that it has reached an agreement with Freight Opportunities LLC to extinguish $906K of outstanding promissory notes and accumulated interest and the remaining balance of Convertible Notes held on Freight Technologies’ June 30, 2024 balance sheet at $220K. Freight Opportunities remains an equity investor in the Company.

CEO Javier Selgas commented, “This development is very positive news for Freight Technologies. It is a strong vote of confidence in the long-term prospects of the Company and in management’s ability to drive real innovation in the logistics industry across the USMCA market. We are excited about the opportunities in front of us, and are eager to execute against them in order to deliver long-term results to our stakeholders.”

Fr8Tech CFO Don Quinby added, “This transaction with Freight Opportunities is quite favorable for the Company. It bolsters our shareholders’ equity balance and frees up additional cash to invest in the business. This strengthens our balance, and will help us improve our working capital in the second half of 2024.”

Freight Opportunities LLC remains committed to its investment in Freight Technologies and believes in the long-term potential in the Company, its technology and management team.

About Freight Technologies Inc.

Freight Technologies (Nasdaq: FRGT) (“Fr8Tech”) is a technology company developing solutions to optimize and automate the supply chain process. Its wholly owned subsidiary, Freight App, Inc. (Fr8App Inc.), is a B2B cross-border shipping marketplace in the USMCA region powered by AI and machine learning. Focused on making shipping transparent and efficient, Fr8App provides carriers with increased growth opportunities and shippers with flexibility, visibility and simplicity for the once-complex process of international over-the-road (OTR) shipping. Fr8App uses its proprietary technology platform to connect carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, broker, transportation management, fleet management, and committed capacity solutions. The company is headquartered in Houston, Texas. For more information, please visit fr8technologies.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Fr8Tech’s and Fr8App Inc.’s actual results may differ from their expectations, estimates and projections and, consequently, readers should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Fr8Tech’s and Fr8App Inc.’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the impact of the COVID-19 pandemic on Fr8App Inc.’s business, if it should recur; (2) the inability to obtain or maintain the listing of Fr8Tech’s ordinary shares on Nasdaq; (3) changes in applicable laws or regulations; (4) the possibility that Fr8Tech or Fr8App Inc. may be adversely affected by other economic, business and/or competitive factors; (5) risks relating to the uncertainty of the projected financial information with respect to Fr8App Inc.; (6) risks related to the organic and inorganic growth of Fr8App Inc.’s business and the timing of expected business milestones; and (7) other risks and uncertainties identified, including those under “Risk Factors,” to be filed in ‘Fr8Tech other filings with the SEC. Fr8Tech cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Fr8Tech and Fr8App Inc. caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Fr8Tech and Fr8App Inc. do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Fr8Tech IR Contact:

Jason Finkelstein

Ignition Investor Relations

investors@fr8technologies.com